UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Gin & Luck LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
06/09/2017

Physical address of issuer
830 Traction Ave, Suite 3D, LA CA 90013

Website of issuer
http://www.deathandcompany.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Units

Target number of Securities to be offered
28,439

Price (or method for determining price)
$0.8791

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5 at the closing of this offering

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$14,388	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$14,388	$0

The above reflects the reviewed financials of Gin & Luck LLC. Please refer to Exhibit B for the financials for Death & Co Denver LLC, which have NOT been reviewed by a CPA, the financials for Little Hands Play Café Inc., which have NOT been reviewed by a CPA, and the financials for Proprietors, LLC, which have NOT been reviewed by a CPA

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Script

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 27, 2018

Gin & Luck LLC



Up to $1,070,000 of Preferred Units

Gin & Luck LLC ("Gin & Luck", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Units of the Company (the "Securities") subject to the Company's July 2018 Operating Agreement (the "Operating Agreement"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 14, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,500,000 under the Combined Offerings (the "Closing Amount") by September 14, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 14, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at http://www.deathandcompany.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: http://www.deathandcompany.com/

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Parent Company:
Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand.

Subsidiaries:
Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver- based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in additional to management services provided to bars in the states of California, New York, and Wyoming.

Death & Co Proprietors, a New York limited liability company.

Death & Co LA LLC, a California limited liability company.

Death & Co East Village LLC, a Delaware limited liability company.

Affiliated Entities:
Little Hands Play Café, Inc. (dba Death & Co. is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operates a critically acclaimed and award winning bar in New York's East Village, that specializes in the formulation of original new era cocktails.

Prior to the Closing, Little Hands Play Café, Inc. will enter into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. will agree to transfer all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. will contribute all of its ownership in Death & Co East Village LLC to the Company in exchange for a certain amount of Common Units in the Company. Thereafter, Little Hands Play Café will solely function as a passive Member of Gin & Luck LLC.

The Company's headquarter is located at 830 Traction Ave, Suite 3D, LA CA 90013.

The Company's website is http://www.deathandcompany.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.deathandcompany.com/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Units being offered	$25,000
Maximum amount of Preferred Units	$1,070,000
Purchase price per Security	$0.8791
Minimum investment amount per investor	$1,000
Offering deadline	September 14, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in Gin & Luck's independent accountant's review report. The Company has not yet begun principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to acquire the various targeted entities and generate positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We are subject to governmental regulations. Federal, state and local laws and regulations govern the distribution of spirits, including permitting, licensing, trade practices, advertising and marketing, distributor relationships and various other matters. Our bars are subject to alcohol beverage control regulations that require us to apply to a bar authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our bars, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations. We compete in the highly competitive hospitality industry. Our business faces competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars locally and worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may grow more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Business Concentration. Because our main business operations are concentrated a few geographic areas, we are susceptible to economic and other trends and developments, including adverse economic conditions, in these areas. Our financial performance is mainly dependent on our Death & Co bar located in New York. As a result, adverse economic conditions in New York could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for eating and drinking establishments change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company's products and services. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company's success depends on the experience and skill of the founders and key team members. In particular, the Company is dependent on David Kaplan, Alex Day, and Ravi Derossi. The Company has not yet signed any employment contracts with its founders and team members, and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our founders or any key members of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with related persons. See page 21 for additional details.

Risks Related to the Securities

The Series A Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Units. Because the Series A Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Units may also adversely affect the price that you might be able to obtain for the Series A Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred Units may be subject to dilution. Non-Major Purchasers (as defined below) of preferred Units do not have preemptive rights. If the Company conducts subsequent offerings of preferred Units or Securities convertible into preferred Units, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other Units issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred units.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Death & Co creates exceptional guest experiences, anchored by a passion for hospitality, cocktails, spirits, wine, beer and food, in environments that are welcoming and driven by a deep knowledge of our product.

Business Plan

Death & Co Bars
The Death & Co brand aims to become synonymous with creative, perfectly crafted cocktails and impeccable hospitality. Our bars are environments of refuge, establishments defined by refined service and excellent product – built for the express purpose of allowing guests to take a moment and connect with one another. This is at the core of the bar's aesthetic and offerings, and it is a focus that will maintain for the life of the brand.

12 years ago, Death & Co New York City set out to do what no other bar had done before, empowering a bar team with creative authorship in every element of programming. In doing so, the bar leaped to the forefront of the industry with inventive, genre-defining drinks and bar service innovations. Staff standing behind their own product allowed and still continues to allow for a deeper sense of pride in execution and passion, and has created a tightknit culture of invested employees. Death & Co's focus on creativity and reinvention has never waned, allowing the bars to continue to attract world class talent.

Death & Co Business Model
- Death & Co Ownership Properties: Leased spaces in major markets a location specific subsidiary of the Company. Built out, opened and operated by a location specific subsidiary of the Company.
- Death & Co Management Deals*: Requiring no up-front capital and typically living in a larger project, such as a hotel. The Company or a subsidiary of the Company receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income.
- Death & Co + The Ramble: The Company has aligned with the ownership of The Ramble Hotel to grow both brands in tandem, working with developers to build and deliver hotels with food and beverage spaces to our specifications. Our two companies would negotiate for equity in the real estate aspect of each development, as well as manage the entire operations of the hotel and the food and beverage. Revenue will be captured through management fees and distributions of profits.
- Death & Co Licensing Deals: Licensing deals for brand usage across various verticals. The company is currently in negotiation for a Death & Co-branded bottled cocktail, as one example.
- Death & Co Retail Sales: D&C-branded merchandise has an established track record of success with new product release and effective PR and marketing. The company has yet to truly tap into this revenue center; with growth, D&C will focus on capitalizing on opportunities for retail sales, including our already-popular custom Tiki mugs (and developing more), clothing, glassware, etc.
- ProprietorsLLC Consulting: ProprietorsLLC is a low-overhead consulting and services company specializing in the cocktail space. Clients, such as Hilton, Arclight Cinemas, Lettuce Entertain You and MGM, have hired Proprietors to design their bar spaces, cocktail programs, and to train their staffs. Proprietors is regarded globally as a premier services company in the space, with a ten year track record of success.
- ProprietorsLLC Management: ProprietorsLLC creates new food and beverage concepts for clients from the ground-up and manages ongoing operations. Revenu is generated through up-front fees, as well as an ongoing percentage of gross and percentage of net. These concepts have unique identities outside of the Death & Co brand, allowing the company creative and operational flexibility with strong financial returns.

The Company's Products and/or Services

We are offering investment in the Death & Co landscape, comprising of two existing bar properties, one in New York City and one in Denver, with a third on the way in Los Angeles, all future bars, both ownership and management, all uses of the brand, as well as Gin & Luck's consulting and management company, Proprietors LLC.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The Death & Co customer base resides primarily in dense urban markets with thriving food and beverage scenes. They travel extensively, have a mid- to high-level of disposable income, and seek out new experiences regularly. The company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, D&C's demographics have often skewed into the sixties and seventies. Instagram analytics inform that the bulk of followers of the Death & Co handle are currently from New York, London, Los Angeles, Chicago and Toronto. Approximately 60% of followers are male, however in-store customer demographics skew differently with approximately 55% female guests.

Intellectual Property
The Company is dependent on the following intellectual property: the "Death & Co" trademarks

Trademark

Trademark	Status	Serial Number	Filing Date	Registration Number	Registration Date
Death & Co (classes 14, and 43)	Active	77250890	August 9, 2007	3870825	November 2, 2010
Death & Co (classes [32])	pending	77250890	August 9, 2007	n/a	n/a

Litigation
Little Hands Play Café Inc. was interpleaded by P.V.P. Management Corp. into a lawyer whereby P.V.P. Management Corp was sued by Harold Rosenblum and Eilene Rosenblum. The case was settled with zero payout by Little Hands Play Café's insurance company.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.03% of the proceeds, or $140,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New Store Growth		45%	80%
New Hires		17%	10%
Build out Contingency		7%	5%
Debt Repayment		28%	
Legal	100%	3%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David J Kaplan	CEO / Board of Managers	Owner of Little Hands Play Café Inc, Proprietors LLC, and other hospitality companies
Alexander Paul Day	COO / Board of Managers	Owner of Proprietors LLC and other hospitality companies
Ravi Lalchandani	CAO / Board of Managers	Owner & operator of several restaurants in New York

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company will enter into indemnification agreement with the officers of the Company.

Employees
The Company currently has 5 employees total. Some live in Los Angeles, CA, some in New York, NY, and some in Jackson Hole, WY.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

13

Type of security	Common Units
Amount outstanding	10,000,000
Voting Rights	As described in the Operating Agreement
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	76.775%
Other Material Terms	

Type of security	Profits Interest Units
Amount outstanding	3,025,002
Voting Rights	As described in the Operating Agreement
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	23.225%
Other Material Terms	

The Company has the following debt outstanding:

Proprietors, LLC entered into that certain 1/20/2016 Loan Agreement with Opportunity Fund Northern California.

Little Hands Play Café' Inc. owes Robert Kaplan $67,198.28 on the certain December 12, 2014 Unsecured Promissory Note for a loan of $235,000. Robert Kaplan is David Kaplan's father.

Little Hands PlayCafé' Inc. entered into that certain February 23, 2018 Business Loan and Security Agreement with American Express Bank, FSB for $151,900. Little Hands PlayCafe' Inc. subsequently loaned the full amount of such loan to Death & Co Denver LLC.

Death & Co Denver LLC entered into that certain April 25, 2018 Loan Agreement with Leland O'Connor for a total of up to $150,000. Thus far, only $100,000 has been drawn down on this Loan Agreement. This Loan Agreement is personally guaranteed by David Kaplan, Ravi Lalchandani and David Kaplan.

Subject to that certain February 23, 2018 Business Loan and Security Agreement with American Express Bank, FSB for $151,900, American Express Bank, FSB has a security interest in certain collateral owned by Little Hands Play Café, Inc.

Ownership
A majority of the Company is owned by a few individuals either in their own name, or through ownership of Little Hands Play Café Inc.. Those individuals are David J Kaplan, Alexander Paul Day, and Ravi Lalchandani.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held*	Percentage ownership*
David J Kaplan	Common Units	29.36%
Little Hands Play Café	Common Units	22.28%

*Calculated based on ownership of the Company post-restructuring, which shall be executed prior to the close of this Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. These financial statements include 1) the financials for Gin & Luck LLC, which have been reviewed by a CPA, 2) the financials for Death & Co Denver LLC, which have NOT been reviewed by a CPA, 3) the financials for Little Hands Play Café Inc., which have NOT been reviewed by a CPA, and 4) the financials for Proprietors, LLC, which have NOT been reviewed by a CPA.

Operations

Gin & Luck LLC
Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand. The Company has not yet begun principal operations.

Death & Co East Village LLC
Little Hands Play Café, Inc. (dba Death & Co.) is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operates a critically acclaimed and award- winning bar in New York's East Village, that specializes in the formulation of original new era cocktails.

Prior to the Closing, Little Hands Play Café, Inc. will enter into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. will agree to transfer all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. will contribute all of its ownership in Death & Co East Village LLC to the Company in exchange for a certain amount of Common Units in the Company. Thereafter, Little Hands Play Café will solely function as a passive Member of Gin & Luck LLC.

During the two years ended December 31, 2017 and 2016, the entity earned revenues of $1,868,226 for the year ending 2017 and $1,677,144 for the year ending 2016. The entity has sustained net profit of $128,500 and $60,019 during the years ended December 31, 2017 and 2016, respectively.

During 2018, the entity executed a financing agreement for proceeds of $151,900. The agreement carries interest of 6% per annum and expires March 2019.

Death & Co Denver LLC
Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver- based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

As of December 31, 2017, the entity has incurred losses from inception of $76,275. In May 2018, the bar operated by the Company opened and began service to the public. The entity generated $313,040.84 in revenue in that month.

During 2018, the entity entered into a short- term financing agreement for proceeds of $100,000. The agreement carries interest at 8.5% per annum and matures April 2019. Interest only payments begin June 2018, and principal payments begin September 2018.

The property is located at 1280 25th St in the heart of Denver's River North District. Death & Co Denver LLC has a ten year exclusive license on all F&B spaces throughout The Ramble Hotel at $22 per sq ft for 5,151 sq ft. The entity also services The Garden and Vaux Hall, the events space, but pays no monthly rent on either. Death & Co Denver also pays percentage rent of 5% of gross sales and 18% of events in Vaux Hall.

Proprietors, LLC
Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in addition to management services provided to bars in the states of California, New York, and Wyoming.

During the two years ended December 31, 2017 and 2016, the entity earned revenues of $539,954 for the year ending 2017 and $367,423 for the year ending 2016. The entity has sustained net income of $58,632 and net loss of $(66,060) during the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity. Death & Co Denver LLC has approximately $115,687 in cash on hand as of June 29, 2018; Little Hands Play Café, Inc has approximately 21,347 as of June 29, 2018. The cash on hand will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
Other than to build out a "Death & Co" location to be operated by Death & Co Los Angeles, LLC, the Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $13,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Units Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common units by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
After Series A Preferred Units receive their preference described below, if applicable, Common Units will receive an amount equal to their Contributed Capital, less distributions made to the Common Units in the ordinary course of business. Thereafter, all proceeds will be distributed among the Common Units, profits interest units, and preferred units pro rata.

Rights and Preferences
None

Previously Issued Preferred Equity

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
n/a				

Series A Preferred Units

Dividend Rights
Holders of Series A Preferred Units are entitled to receive dividends pari passu with holders of common units, as may be declared from time to time by the board of managers out of legally available funds. The Company has never declared or paid cash dividends on any of its capital units and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Units is outstanding, holders of Series A Preferred Units are entitled to vote on all matters submitted to a vote of the unitholders as a single class with the holders of common units. Specific matters submitted to a vote of the unitsholders require the approval of a majority of the holders of Series A Preferred Units voting as a separate class. These matters include any vote to:

(i) The sale, exchange, lease or other transfer of all of substantially all of the assets of the Company;

(ii) Any merger or conversion;

(iii) Liquidate, dissolve, or wind-up the business and affairs of the Company;

(iv) Amend or alter the Agreement or Articles of Organization in any way to adversely effect the rights of the Series A Preferred Units;

(v) Change the authorized number of Units as described in Section 3.9;

(vi) Authorize a new set or series of Units having rights senior to or on parity with the Series A Preferred Units;

(vii) Redeem or repurchase any Membership Units (other than pursuant to employee or consulting agreements; and

(viii) Increase, decrease, or otherwise alter the number of Managers on the Board of Managers.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Units will receive an amount equal to the positive difference between (i) the sum of (a) a Series A Preferred Unit holders contributed capital, and (b) a return of 8% annually non-compounding on such contributed capital and (ii) total distributions received by the Series A Preferred Units paid in the ordinary course of business. Common units will receive a distribution (if applicable) after Series A Preferred Units, and thereafter proceeds will be distributed pro rata among all the unit holders.

Conversion Rights

The Series A Preferred Stock are convertible into one unit of Common Units (subject to proportional adjustments for unit splits, distributions and the like) at any time at the option of the holder.

Rights under the Operating Agreement

Under the Operating Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Units will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common units, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the common units.

Holders of Series A Preferred Units are subject to a drag-along provision as set forth in the Operating Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of managers, and a majority of both (i) the holders of the Company's common units and profits interest units then outstanding, and (ii) the holders of a majority Series A Preferred Units vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

Profits Interest Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions

Provided the applicable "profits interest threshold" amount has been met, Profits Interest Units will participate in distributions of proceeds from a liquidation along with common units and Series A Preferred Units.

Rights and Preferences
None

What it means to be a minority holder

As an investor in Series A Preferred Units of the Company, your rights will be more limited than the rights of the holders of common units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more equity (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A Preferred Units.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company will enter into salary arrangements with Alexander Day, David Kaplan, and Ravi Lalchandani following the closing.

DeRossi Management, an affiliate of Ravi Lalchandani provides back-office support services to Little Hands Play Café Inc.

During 2018, 2017 and 2016, certain companies under common ownership advanced funds to related entities related through common ownership to be used in operations and building/opening. These advances carried no interest and had no specific maturity date. At June 30, 2018, December 31, 2017 and December 31, 2016, advances totaled, $150,000, $82,388 and $15,852, respectively. During 2014, Little Hands Play Café, Inc. issued an unsecured promissory note payable to a related party for proceeds of $235,000. The note bears interest at 1% per annum and matures December 2019. At December 31, 2017 and 2016, the total principal outstanding was $94,000 and $141,000, respectively. Future minimum principal payments are as follows:

2018	$ 47,000
2019	47,000
	$ 94,000

Little Hands Play Café, Inc. recognized interest expense of $470 during both years ended December 31, 2017 and 2016.

During 2017, Proprietors, LLC advanced funds to related entities for use in their operations. These advances carry no interest and have no maturity date. At December 31, 2017 and 2016, related party receivables totaled $476 and $0, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Units. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of

the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David J Kaplan

(Signature)

David J Kaplan

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David J Kaplan

(Signature)

David J Kaplan

(Name)

CEO

(Title)

07/26/2018

(Date)

/s/Alexander Paul Day

(Signature)

Alexander Paul Day

(Name)

COO

(Title)

07/26/2018

(Date)

/s/Ravi Lalchandani

(Signature)

Ravi Lalchandani

(Name)

CAO

(Title)

07/26/2018

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

GIN & LUCK LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017

GIN & LUCK LLC

For the Period from June 9, 2017 (inception) Ended December 31, 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Gin & Luck LLC
830 Traction Ave, Suite 3E
Los Angeles, CA 90013

We have reviewed the accompanying financial statements of Gin & Luck LLC ("the Company"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations and changes in members' equity, and cash flows for the period from June 9, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not commenced principal operations and is dependent upon the successful acquisition of targeted entities. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

July 17, 2018

1

GIN & LUCK LLC
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

Total assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	14,388
Total liabilities		14,388
Commitments and contingencies		-
Total members' equity		(14,388)
Total liabilities and members' equity	$	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

GIN & LUCK LLC
Statement of Operations and Changes in Members' Equity
For the Period from June 9, 2017 (inception) Ended December 31, 2017
(unaudited)

Revenue	$	-
Operating expenses		
Professional fees		14,388
Total operating expenses		14,388
Net loss	$	(14,388)
Changes in members' equity		
Beginning members' equity	$	-
Capital contributions		-
Distributions to members		-
Net loss		(14,388)
Ending members' equity	$	(14,388)

GIN & LUCK LLC
Statement of Cash Flows
For the Period from June 9, 2017 (inception) Ended December 31, 2017
(unaudited)

Cash flows from operating activities		
Net loss	$	(14,388)
Changes in assets and liabilities		
Accounts payable		14,388
Net cash used by operating activities		-
Net cash used by investing activities		-
Net cash used by financing activities		-
Net increase (decrease) in cash		-
Cash at beginning of period		-
Cash at end of period	$	-
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the California state jurisdiction, as applicable. All tax years since inception are open for examination.

Risks and Uncertainties

The Company has not yet begun principal operations. The Company was formed with the intent to acquire, and act as a holding company, for various entities associated with the Death & Co brand and related through common ownership. There is a risk that the Company does not successfully execute acquisitions of these entities, and as a result, does not begin principal operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

GIN & LUCK LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Period from June 9, 2017 (inception) through December 31, 2017

Subsequent Events

Management has evaluated events through July 17, 2018, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not yet begun principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to acquire the various targeted entities and generate positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERSHIP UNITS

As of December 31, 2017, the Company has not yet executed an operating agreement governing the Company's operations. As such, there have been no membership units issued since inception.

LITTLE HANDS PLAY CAFÉ, INC.
(dba Death & Co)
A New York S Corporation

Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2017 and 2016

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Little Hands Play Café, Inc. (dba Death & Co.)
433 East 6th Street
New York, NY 10009

Management is responsible for the accompanying financial statements of Little Hands Play Café, Inc. (dba Death & Co.) ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Members of:
WSCPA
AICPA
PCPS

Fruci & Associates II, PLLC

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Spokane, WA
July 17, 2018

1

LITTLE HANDS PLAY CAFÉ, INC.
(dba Death & Co)
Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

	2017	2016
Current assets		
Cash and cash equivalents	$ 8,796	$ 23,664
Accounts receivable, net	61,046	44,601
Related party receivables	82,388	15,852
Inventory, net	46,896	22,577
Prepaid expenses	2,344	2,344
Total current assets	201,470	109,038
Property and equipment, net	64,292	70,743
Security deposit	6,200	6,200
Total assets	$ 271,962	$ 185,981

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Current liabilities		
Accounts payable and accrued liabilities	$ 73,152	$ 68,671
Related party loan, current	94,000	47,000
Total current liabilities	167,152	115,671
Related party loan, noncurrent	-	94,000
Total liabilities	167,152	209,671
Commitments and contingencies	-	-
Stockholders' equity		
Common stock; 200 no par value shares authorized,		
110 shares issued and outstanding	135,939	135,939
Retained earnings	(31,129)	(159,629)
Total stockholders' equity	104,810	(23,690)
Total liabilities and stockholders' equity	$ 271,962	$ 185,981

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

LITTLE HANDS PLAY CAFÉ, INC.
(dba Death & Co)
Statements of Operations
For the Years Ended December 31, 2017 and 2016
(unaudited)

		2017		2016
Sales, net				
Beverages	$	1,639,919	$	1,492,141
Food		168,870		164,046
Retail and other		59,437		20,957
Total sales, net		1,868,226		1,677,144
Cost of goods sold		(428,527)		(426,025)
Gross profit		1,439,699		1,251,119
Operating expenses				
Wages and related payroll expenses		534,725		482,850
General and administrative		220,476		205,336
Rent		63,000		60,000
Credit card fees		57,899		53,343
Professional fees		53,517		43,294
Utilities		33,102		36,523
Insurance		30,224		20,074
Restaurant supplies		26,209		52,066
Depreciation		6,451		6,451
Total operating expenses		1,025,603		959,937
Net income from operations		414,096		291,182
Other income (expense)				
Owners' compensation (see note 7)		(293,000)		(254,469)
Other income		13,000		23,790
Other expense		(5,108)		-
Interest expense		(488)		(484)
Total other income (expense)		(285,596)		(231,163)
Net income	$	128,500	$	60,019

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

LITTLE HANDS PLAY CAFÉ, INC.
(dba Death & Co)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the Years Ended December 31, 2017 and 2016

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Equity
Balance - December 31, 2015	110	$ 135,939	$ (219,648)	$ (83,709)
Net income			60,019	60,019
Balance - December 31, 2016	110	135,939	(159,629)	(23,690)
Net income			128,500	128,500
Balance - December 31, 2017	110	$ 135,939	$ (31,129)	$ 104,810

See independent accountants' compilation report

The accompanying notes are an integral part of these financial statements

	2017	2016
Cash flows from operating activities		
Net income	$ 128,500	$ 60,019
Adjustments to reconcile net income to net cash used in operations:		
Depreciation	6,451	6,451
Change in assets and liabilities:		
Accounts receivable	(16,445)	(32,979)
Related party receivables	(66,536)	(15,852)
Inventory	(24,319)	(1,577)
Accounts payable and accrued expenses	4,481	18,738
Security deposit	-	(3,000)
Net cash provided by operating activities	32,132	31,800
Cash flows from investing activities		
Purchases of property and equipment	-	(43,461)
Net cash used by investing activities	-	(43,461)
Cash flows from financing activities		
Payments on related party loan	(47,000)	(47,000)
Net cash used by financing activities	(47,000)	(47,000)
Net decrease in cash	(14,868)	(58,661)
Cash at beginning of period	23,664	82,325
Cash at end of period	$ 8,796	$ 23,664
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 470	$ 470

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Little Hands Play Café, Inc. (dba Death & Co.) ("the Company") is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The Company operates a critically acclaimed and award-winning bar in New York's East Village, that specializes in the formulation of original new era cocktails.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $23,404 and $17,002 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at either December 31, 2017 or 2016.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first-in-first-out ("FIFO") method. The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment charge was deemed necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to seven years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense. The Company reviews the recoverability of property and equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the date of the return. As such, tax returns for tax years 2015 – 2017 remain open for potential examination. The stockholders of the Company have elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019.

Subsequent Events

Management has evaluated events through July 17, 2018, the date these financial statements were available to be issued.

During 2018, the Company executed a financing agreement for proceeds of $151,900. The agreement carries interest of 6% per annum and expires March 2019.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, the Company advanced funds to entities related through common ownership to be used in operations. These advances carried no interest and had no specific maturity date. At December 31, 2017 and 2016, advances totaled $82,388 and $15,852, respectively.

During 2014, the Company issued an unsecured promissory note payable to a related party for proceeds of $235,000. The note bears interest at 1% per annum and matures December 2019. At December 31, 2017 and 2016, the total principal outstanding was $94,000 and $141,000, respectively.

Future minimum principal payments are as follows:

2018	$ 47,000
2019	47,000
	$ 94,000

The Company recognized interest expense of $470 during both years ended December 31, 2017 and 2016.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company has authorized for issuance, 200 shares of no-par value common stock. At both December 31, 2017 and 2016, 110 shares of common stock were issued and outstanding. There were no share-based transactions for the years ended December 31, 2017 or 2016.

NOTE 4 – INVENTORY

Inventory consists of the following at December 31:

	2017	2016
Liquor, beer, and wine	$ 43,465	$ 22,577
Merchandise	3,431	-
Total inventory	$ 46,896	$ 22,577

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2017	2016
Leasehold improvements	$ 129,031	$ 129,031
Furnitures and fixtures	164,564	164,564
Computers and equipment	30,132	30,132
	323,727	323,727
Accumulated depreciation	(259,435)	(252,984)
Total inventory	$ 64,292	$ 70,743

For both years ended December 31, 2017 and 2016, the Company recognized depreciation expense of $6,451.

NOTE 6 – OPERATING LEASE

The Company leases certain retail space in New York, New York, under a lease agreement that expires September 2022. Future minimum rental payments under this lease agreement are as follows:

2018	$ 72,750
2019	75,750
2020	78,750
2021	81,750
2022	84,000

For the years ended December 31, 2017 and 2016, the Company recognized rent expense of $63,000 and $60,000, respectively.

NOTE 7 – OWNERS' COMPENSATION

During the years ended December 31, 2017 and 2016, the Company paid stockholders of the Company wages and related expenses of $293,000 and $254,469, respectively, in lieu of equity distributions which were recorded as other expense on the statements of operations.

DEATH & CO DENVER LLC
A New York Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2017 and 2016

DEATH & CO DENVER LLC

For the Year Ended December 31, 2017 and the Period from June 17, 2016 (inception) Ended December 31, 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' COMPILATION REPORT



To Management of Death & Co Denver LLC
1280 25th Street
Denver, CO 80205

Management is responsible for the accompanying financial statements of Death & Co Denver LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in members' equity, and cash flows for the year and period from June 17, 2016 (inception) then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred losses from inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Fruci & Associates II, PLLC

Spokane, WA
July 17, 2018

DEATH & CO DENVER LLC
Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

		2017		2016
Current assets				
Cash	$	234,961	$	10,367
Total current assets		234,961		10,367
Machinery and equipment		5,544		-
Security deposits		33,220		31,020
Total assets	$	273,725	$	41,387

LIABILITIES AND MEMBERS' EQUITY

		2017		2016
Total liabilities	$	-	$	-
Commitments and contingencies		-		-
Total members' equity		273,725		41,387
Total liabilities and members' equity	$	273,725	$	41,387

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

DEATH & CO DENVER LLC
Statements of Operations and Changes in Members' Equity
For the Year Ended December 31, 2017 and the Period from June 17, 2016 (inception) Ended December 31, 2016
(unaudited)

	2017	2016
Revenue	$ -	$ -
Operating expenses		
Professional fees	41,874	6,664
General and administrative	17,395	33
Travel	8,357	1,916
Depreciation	36	-
Total operating expenses	67,662	8,613
Net loss	$ (67,662)	$ (8,613)
Changes in members' equity		
Beginning members' equity	$ 41,387	$ -
Capital contributions	300,000	50,000
Distributions to members	-	-
Net loss	(67,662)	(8,613)
Ending members' equity	$ 273,725	$ 41,387

Statements of Cash Flows

For the Year Ended December 31, 2017 and the Period from June 17, 2016 (inception) Ended December 31, 2016

(unaudited)

	2017	2016
Cash flows from operating activities		
Net loss	$ (67,662)	$ (8,613)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	36	-
Change in assets and liabilities:		
Security deposits	(2,200)	(31,020)
Net cash used by operating activities	(69,826)	(39,633)
Cash flows from investing activities		
Purchase of machinery and equipment	(5,580)	-
Net cash used by investing activities	(5,580)	-
Cash flows from financing activities		
Proceeds from member contributions	300,000	50,000
Net cash provided by financing activities	300,000	50,000
Net increase in cash	224,594	10,367
Cash at beginning of period	10,367	-
Cash at end of period	$ 234,961	$ 10,367
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Death & Co Denver LLC ("the Company") is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The Company operates a Denver-based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Risks and Uncertainties

As of December 31, 2017, the Company has not yet commenced principal operations. In May 2018, the bar operated by the Company opened and began service to the public. There is a risk that the Company will not attain profitable operations or positive cash inflows in the future.

DEATH & CO DENVER LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Year Ended December 31, 2017 and the Period from June 17, 2016 (inception) Ended December 31, 2016

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Machinery and Equipment

Machinery and equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets of fifteen years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense. The Company reviews the recoverability of machinery and equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016. Depreciation expense for the years ended December 31, 2017 and 2016 was $36 and $0, respectively.

DEATH & CO DENVER LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Year Ended December 31, 2017 and the Period from June 17, 2016 (inception) Ended December 31, 2016

Security Deposits

Deposits required as part of certain lease agreements are recorded as noncurrent assets for all leases that terminate at a date greater than one year from the balance sheet date.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York and Colorado state jurisdictions, as applicable.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019.

Subsequent Events

Management has evaluated events through July 17, 2018, the date these financial statements were available to be issued.

During 2018, the Company entered into a short-term financing agreement for proceeds of $100,000. The agreement carries interest at 8.5% per annum and matures April 2019. Interest only payments begin June 2018, and principal payments begin September 2018.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $76,275 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable operations, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERSHIP UNITS

Per the operating agreement, executed October 19, 2016, the Company has three classes of membership units: Class A, Class B, and Class C units. Profits and losses are allocated to the group of members pro rata, based on individual capital accounts of members. The rights of each class of unit are generally the same, except Class A and Class B units are non-voting units, and Class A units receive priority in any discretionary distribution, as defined in the operating agreement. At December 31, 2017 and 2016, the membership units of the Company were as follows:

	2017	2016
Class A units	10	10
Class B units	61	61
Class C units	29	29
Total membership units issued	100	100

During 2017 and 2016, the Company issued 10 Class A units for proceeds of $350,000.

NOTE 4 – OPERATING LEASE

The Company leases certain retail space in Denver, Colorado, under a lease agreement that expires April 2028. Future minimum rental payments under this lease agreement are as follows for the years ended December 31:

2018	$ 75,548
2019	115,588
2020	119,057
2021	122,628
2022	126,303
Thereafter	740,010

Rent did not commence until May 2018 and therefore, there was no rent expense recognized as of December 31, 2017 and 2016.

PROPRIETORS, LLC

A California Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2017 and 2016

Table of Contents





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management of Proprietors, LLC
830 Traction Ave Suite 3D
Los Angeles, CA 90013

Management is responsible for the accompanying financial statements of Proprietors, LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As disclosed in Note 3 of the financial statements, the Company has historically incurred losses and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
July 24, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PROPRIETORS, LLC
Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

		2017		2016
Current assets				
Cash	$	51,706	$	15,101
Receivables, related parties		476		-
Total current assets		52,182		15,101
Equipment, net		841		922
Deposits		2,300		2,300
Total assets	$	55,323	$	18,323

LIABILITIES AND MEMBERS' EQUITY

		2017		2016
Current liabilities				
Accounts payable and accrued liabilities	$	11,548	$	15,917
Note payable, current		16,830		17,263
Total current liabilities		28,378		33,180
Note payable, noncurrent		3,114		19,944
Total liabilities		31,492		53,124
Commitments and contingencies		-		-
Total members' equity		23,831		(34,801)
Total liabilities and members' equity	$	55,323	$	18,323

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

PROPRIETORS, LLC

Statements of Operations and Changes in Members' Equity

For the Years Ended December 31, 2017 and 2016

(unaudited)

		2017		2016
Revenue				
Consulting fees	$	539,954	$	367,423
Operating expenses				
Wages and related payroll expenses		70,164		165,954
General and administrative		127,339		55,675
Travel		34,636		18,700
Professional fees		23,839		23,757
Rent expense		19,860		20,295
Depreciation		4,657		81
Bad debt expense		-		50,800
Total operating expenses		280,495		335,262
Net income (loss) from operations		259,459		32,161
Other expense				
Owners' compensation (see note 6)		196,699		91,950
Interest expense		4,128		6,271
Net income (loss)	$	58,632	$	(66,060)
Changes in members' equity				
Beginning members' equity	$	(34,801)	$	31,259

PROPRIETORS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ 58,632	$ (66,060)
Adjustments to reconcile net income (loss) to net cash used in operations:		
Depreciation	4,657	81
Bad debt expense	-	50,800
Change in assets and liabilities:		
Receivables, related parties	(476)	(26,835)
Accounts payable and accrued expenses	(4,369)	6,175
Net cash provided (used) by operating activities	58,444	(35,839)
Cash flows from investing activities		
Purchases of equipment	(4,576)	-
Net cash used by investing activities	(4,576)	-
Cash flows from financing activities		
Net proceeds from (payments of) note payable	(17,263)	37,207
Net cash provided (used) by financing activities	(17,263)	37,207
Net increase in cash	36,605	1,368
Cash at beginning of period	15,101	13,733
Cash at end of period	$ 51,706	$ 15,101
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 31,169	$ 5,573

See independent accountants' compilation report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Proprietors, LLC ("the Company") is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The Company provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in additional to management services provided to bars in the states of California, New York, and Wyoming.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Consulting fees are generally recognized one of two ways: (1) equal monthly installments over the term consulting services are provided, as stipulated in the consulting agreement, or (2) upon attaining specific milestones as defined in individual consulting agreements.

PROPRIETORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Years Ended December 31, 2017 and 2016

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against uncollectible amounts of $50,800 was necessary at both December 31, 2017 or 2016.

Equipment

Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged is charged or credited to other income or expense. The Company reviews the recoverability of equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016. Depreciation expense for the years ended December 31, 2017 and 2016 was $4,657 and $81, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the California state jurisdiction, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") have a statute of limitations of three years from the date the return is filed, and as such, the tax years from 2015 through 2017 remain open for potential examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is still assessing the overall impact on the financial statements.

Subsequent Events

Management has evaluated events through July 24, 2018, the date these financial statements were available to be issued.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2017, the Company advanced funds to related entities for use in their operations. These advances carry no interest and have no maturity date. At December 31, 2017 and 2016, related party receivables totaled $476 and $0, respectively.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses resulting in an accumulated deficit of $32,643 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to operate profitably, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – NOTE PAYABLE

Prior to 2016, the Company executed a promissory note payable and received proceeds to fund operations. The note bears interest at 8.5% and matures on February 1, 2019. At December 31, 2017 and 2016, the outstanding principal balance on the note payable is $19,944 and $37,207, respectively.

Future minimum principal payments are as follows:

2018	$ 16,830
2019	3,114
	$ 19,944

The Company recognized interest expense of $4,128 and $6,271 during the years ended December 31, 2017 and 2016, respectively.

NOTE 5 – OPERATING LEASE

The Company leases certain retail space in Los Angeles, California, under a lease agreement that expires July 2019. Future minimum rental payments under this lease agreement are as follows for the years ended December 31:

2018	$ 20,580
2019	12,348

During the years ended December 31, 2017 and 2016, the Company recognized rent expense of $19,860 and $20,295, respectively.

NOTE 6 – OWNERS' COMPENSATION

During the years ended December 31, 2017 and 2016, the Company paid stockholders of the Company wages and related expenses of $196,699 and $91,950, respectively, in lieu of equity distributions which were recorded as other expense on the statements of operations.

EXHIBIT C
PDF of SI Website


GIN & LUCK
DEATH & CO HOLDING COMPANY
INVESTOR PROSPECTUS
THIS IS NOT AN OFFER TO SELL SECURITIES
Information contained in this business plan is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
All information on this business plan has been obtained by the Company from sources believed to be reliable but no representation or warranty is made by the Company as to its accuracy or completeness. Neither the Company, nor any of its members, officers or employees, shall be held liable for any use of the information described and/or contained in this business plan. In no event shall the Company or its members, officers or employees be liable for any direct, indirect, incidental, special, exemplary or consequential damages however caused and on any theory of liability, whether in contract, strict liability or tort (including negligence or otherwise) arising in any way out of the use of this business plan, even if advised of the possibility of such damage. This disclaimer of liability applies to any and all damages and injuries.

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Death & Co is poised to become the most recognized brand in the cocktail landscape, a rapidly growing global marketplace.

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Death & Co is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Death & Co without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Net revenue at New York City location was $1,868,226 in 2017, grew 71% from 2008; Operating margin grew 17.36% in 2016 to 22.16% in 2017*.
- Newly opened Denver location hit target revenue of $313K in May, the first month of operation.
- Other sources of revenue- shipped 120K Death & Co books to date, generating a total of $379K in royalties ($230k was paid out as an advance); Proprietors LLC, the company's consulting arm, billed $539K in revenue in 2017 with three employees and opportunity to scale (notable clients include Hilton, Pacific Theaters, Bacardi USA, Pernod Ricard, Back Bar Brands, Wyoming Whiskey, NeueHouse, and StellaRosa (Lettuce Entertain You))
- Death & Co has achieved consistent praise in the space, featured in Forbes, Food & Wine, Travel & Leisure, The New York Times, and more; the company won the American Cocktail Bar and World's Best Cocktail Menu by the Tales of the Cocktail Spirited Awards, among others

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $13,000,000
- Target Minimum Raise Amount: US $1,500,000
- Offering Type: Side by Side Offering

Death & Co creates exceptional guest experiences, anchored by a passion for hospitality, cocktails, spirits, wine, beer, and food, in environments that are welcoming and driven by a deep knowledge of our product.

We are offering investment in the Death & Co landscape, comprising of two existing bar properties, one in New York City and one in Denver, with a third on the way in Los Angeles, all future bars, both ownership and management, all uses of the brand, as well as Death & Co's consulting and management company, Proprietors LLC. The Death & Co offering, with its recognized best in class brand, is structured to generate ever-growing distributions year over year with an eventual sale, ensuring a high multiple exit.

PROFILE MENU

[illegible] it one of the most significant names in bar culture.

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Awards and accolades:

- America's 20 Best Cocktail Bars, 2008 GQ
- America's 25 Best Cocktail bars, 2010 GQ
- World's Best Cocktail Menu, 2010 Tales of the Cocktail Spirited Awards
- Best American Cocktail Bar, 2010 Tales of the Cocktail Spirited Awards
- One of the Best Bars in the Country, 2010, 2011, 2012 Best of Barfinder.com
- Worlds 100 Best Bars, 2011, 2012, 2016 and 2017, Drinks International
- Best Bars in America, 2017 Esquire
- Best Bars in New York City, 2018 Conde Nast Traveler

Death & Co New York

Steady growth of the business year over year, generating $1.8 million in revenue in 2017 at a 22% operating margin.

The Death & Co Book

On October 7th, 2014 Death & Co: Modern Classic Cocktails was released, currently setting pace as one of the best-selling cocktail books of all time, making the Death & Co brand a household name.

- The Death & Co Book was nominated for an IACP Global Design Award, a James Beard Award, and a Tales of the Cocktail Spirited Award for Best New Cocktail Book

Death & Co Denver

In May of 2018, Death & Co Denver opened in The Ramble Hotel, marking the company's first foray into full-service food, beverage and hotel integration. Death & Co Denver is comprised of various concepts and it is on track to outperform early projections of $4.5 million in revenue and 15% net profit in its first full year of business.

Death & Co Los Angeles

The company has a below-market lease for Death & Co Los Angeles in the booming Arts District, adjacent to the Downtown neighborhood. The three thousand-square-foot space will be a return to certain aspects of the New York City flagship; it will be an independent property not affiliated with a hotel, minimal food service, and a similar look and feel to the flagship Death & Co, but with greater revenue potential from two bar rooms and a larger capacity.

Product & Service

Death & Co Bars

The Death & Co brand aims to become synonymous with creative, perfectly crafted cocktails and impeccable hospitality. Our bars are environments of refuge, establishments defined by refined service and excellent product – built for the express purpose of allowing guests to take a moment and connect with one another. This is at the core of the bar's aesthetic and offerings, and it is a focus that will maintain for the life of the brand.

12 years ago, Death & Co New York City set out to do what we believe no other bar had done before, empowering a bar team with creative authorship in every element of programming. In doing so, the bar leaped to the forefront of the industry with inventive, genre-defining drinks and bar service innovations. Staff standing behind their own product allowed and still continues to allow for a deeper sense of pride in execution and passion, and has created a tight-knit culture of invested employees. Death & Co's focus on creativity and reinvention has never waned, allowing the bars to continue to attract world-class talent.

"It would have been easy to sit back and continue the status quo," says current Beverage Director, Tyson Buhler. "The thing I love most about this bar is that my co-workers and owners never saw that as an option. We wanted to continue to push ourselves and show our guests and peers the level of dedication and care that this staff carries out each day."

Death & Co Business Model

- Death & Co Ownership Properties: Leased spaces in major markets. Built out, opened and operated by D&C.
- Death & Co Management Deals*: Requiring no up-front capital and typically living in a larger project, such as a hotel. D&C receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income.
- Death & Co + The Ramble: D&C has aligned with the ownership of The Ramble Hotel* to grow both brands in tandem, working with developers to build and deliver hotels with food and beverage spaces to our specifications. Our two companies would negotiate for equity in the real estate aspect of each development, as well as manage the entire operations of the hotel and the food and beverage. Revenue will be captured through management fees and distributions of profits.
- Death & Co Licensing Deals: Licensing deals for brand usage across various verticals. The company is currently in negotiation for a Death & Co-branded bottled cocktail, as one example.
- Death & Co Retail Sales: D&C-branded merchandise has an established track record of success with new product release and effective PR and marketing. The company has yet to truly tap into this revenue center; with growth, D&C will focus on capitalizing on opportunities for retail sales, including our already-popular custom Tiki mugs (and developing more), clothing, glassware, etc.
- ProprietorsLLC Consulting: ProprietorsLLC is a low-overhead consulting and services company specializing in the cocktail space. Clients, such as Hilton, Arclight Cinemas, Lettuce Entertain You and MGM, have hired Proprietors to design their bar spaces, cocktail programs, and to train their staffs. Proprietors is regarded globally as a premier services company in the space, with a ten year track record of success.
- ProprietorsLLC Management: ProprietorsLLC creates new food and beverage concepts for clients from the ground-up and manages ongoing operations. Revenu is generated through up-front fees, as well as an ongoing percentage of gross and percentage of net. These concepts have unique identities outside of the Death & Co brand, allowing the company creative and operational flexibility with strong financial returns.

**D&C does not have a signed management deal agreement.*

***D&C has signed a non-binding term sheet with The Ramble Hotel. This statement does not represent guarantees of future results, levels of activity, performance, or achievements.*

Target Customer

The Death & Co customer base resides primarily in dense urban markets with thriving food and beverage scenes. They travel extensively, have a mid- to high-level of disposable income, and seek out new experiences regularly. The company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, D&C's demographics have often skewed into the sixties and seventies. Instagram analytics inform that the bulk of followers of the Death & Co handle are currently from New York, London, Los Angeles, Chicago, and Toronto. Approximately 60% of followers are male, however in-store customer demographics skew differently with approximately 55% female guests.

Competitive Edge

Death & Co has an edge on potential competition in attracting market's most talented hospitality talent, as well as brand resonance far beyond the physical locations of the bar. This is illustrated by annual media impression statistics, significant social media following, continuing strong book sales, and a strong reputation within the hospitality industry. Death & Co has worked hard to become a best-in-class employer, attracting a diverse and talented staff by offering healthcare to all full-time employees over 30 hours per week, monthly wellness offsets, and giving 1% of gross sales to local non-profits in the surrounding areas of each location (chosen by the staff of each venue). Death & Co's reputation as an employer continues to allow the company to attract outstanding staff for each of its ownership and management deals, a cornerstone of the

PROFILE MENU

company's success and a focus of its growth. ProprietorsLLC has focused on refining training and management practices, opening between five and ten properties a year for clients over the past ten years. This skill set and cumulative learning is an asset to Death & Co as an additional edge over competitors in the industry.

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D&C NYC.

Death & Co NYC, where it all began.

Media Mentions

Forbes, CNN, GQ, EATER, THRILLIST, The New York Times, Condé Nast Traveler, PUNCH, THE MANUAL, FOOD&WINE, TRAVEL + LEISURE, thirsty.

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Team Story

For as far back as I can remember, I have always been surrounded by entrepreneurs who were also all fantastic hosts. Early memories of setting up dinner parties, serving family and friends drinks, and the warm laughter that filled a lively room have undeniably informed my career path. I was encouraged to work in food and beverage as soon as I was of legal age to do so, starting first as a soda jerk at an old-fashioned soda fountain. From that first job, shaking the hospitality bug was never in the cards – it would, in fact, shape and define every professional choice I've made throughout my life.

After college, I spent a year in Las Vegas working for the Nine Group, rotating through as many positions as possible – to learn, to explore, and to see the many shapes that hospitality takes within a company that operated all the bars and restaurants at the then exceptionally popular Palms Casino. On off days, that year was also filled with drafting and redrafting business plans, working with the successful entrepreneurs within my family to refine pro-formas, and visiting every cocktail bar in New York and Los Angeles. I filled notebooks cover to cover with details from each, absorbing as much as possible from the best operations of the time. I built out a plan that would become Death & Co New York.

A few short months after moving to New York, I met Ravi DeRossi, the proprietor of a soul-filled wine bar just down from my apartment. We spent nights chatting about our shared vision for a new type of cocktail bar. Ravi already tackled a New York opening and brought a level of operational acumen. Aligning on each aspect of the new concept, we sought out a location that ticked all the boxes and found one just a block South of Ravi's bar on East 6th Street.

We opened Death & Co less than a year after I arrived in New York City, just two years out of college. We were feverishly working to understand our new business when we took notice of Alex Day, a regular at the time who was running a great cocktail program on the Lower East Side. Alex would first come to work at Death & Co as a bartender, then become a partner in ProprietorsLLC, and eventually a partner in the larger Death & Co landscape. Alex brought his fluency as a former bartender to the ownership group that rounded out our collective skillset.

Founders and Officers

David Kaplan
CEO

David has worked in the hospitality business since the age of 13, starting as a soda jerk in Jackson Hole's oldest soda fountain. He has held just about every position in bars and restaurants, with the notable exception of barback or bartender. In 2006, he opened Death & Company with Ravi DeRossi. Shortly after opening Death & Co, David formed Proprietors LLC with Alex Day and Devon Tarby. ProprietorsLLC has consulted on flavor profiles for new spirits, art directed spirit and product launches, created cocktail portfolios for new brands, and opened bars and restaurants all over the country and abroad. Death & Co: Modern Classic Cocktails, written by David, Alex Day and Nick Fauchald, was published on October 7th 2015, which quickly gained notoriety, earning the reputation as one of the best-selling cocktail books of all time.

David focuses on various aspects of Death & Co's businesses including company profitability, new site acquisition, concept, design, public relations, marketing, legal, financial, culture and future planning. When not on the road, he lives in Jackson Hole with his wife Jenna and their dog Stella.

Alex Day
COO

Originally a bartender in Death & Co's early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan, including the global hospitality consulting company, ProprietorsLLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality.

Alex focuses primarily on Death & Co operations, planning and logistics, process improvement, design, beverage programming and training. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of Death & Co: Modern Classic Cocktails and the forthcoming Cocktail Codex: Origins, Fundamentals, Formulas. Alex lives in Los Angeles with his husband, Andrew.

Ravi Derossi
CAO





Ravi began his career traveling around the world as an artist and painter before returning to his native New York City. At age 30, his entrepreneurial journey began, creating a mini-empire of world renowned cocktail lounges. Ravi's bars and restaurants have been featured in countless local, national, and international publications, receiving acclaim for their impact on cocktail culture, while two of his establishments have published notable cocktail books. Ravi has also been named one of Wine Enthusiast's Tastemakers of the year.

Having achieved notoriety and success in the cocktail world, Ravi has since shifted his focus to food. His innovation in plant-based restaurants has received attention by the New York Times, Forbes, Zagat and The New Yorker. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and his company's shift to plant-based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Ravi focuses on the company's culinary development, compliance, national coordination, and office coordination. Ravi lives in New York City.

Q&A with the Founder

Q: Please detail your customer-base?

Death & Co: Our customer base is focused in urban markets, with our largest social following (out of 158k followers) in New York, followed by London, Los Angeles, Chicago and Toronto. Our customer (and social media follower) skews approximately 60% male, 40% female, and is comprised largely of 25 – 34 year olds, with 34 – 44 year olds making up the second biggest age demographic, and then 18 to 24 year olds making up the third largest following. The Death & Co Book has shipped over 120,000 copies to date earning $379,424.58 in royalties ($230k was paid out as an advance). The publishing rights to the second book from the same authors (not a Death & Co book) sold for an advance of $230k, a testament to how well the Death & Co book has performed. Press continues to be a great gauge of brand interest and awareness. In 2017, Death & Co secured 68 pieces of coverage for a total of 476M media impressions. From January 1st to April 1st of this year, we are outpacing last year by about 25M media impressions.

Q: Are all founders currently full-time?

Death & Co: Alex Day and David Kaplan are currently full time. Ravi Lalchandani will retain all of his other bar and restaurant interests and will be part-time with Gin & Luck.

Q: What are the current and proposed post-raise founder salaries?

Death & Co: Currently, the founders do not take a salary, just distributions as frequently as the company has the balance to pay out (approximately every 6 to 8 weeks). The post raise salaries for David and Alex as full-time employees is a base of $120k and quarterly bonuses to earn up to an additional $60k (annually). The post-raise salary for Ravi as a part-time employee is $40k and quarterly bonuses to earn up to an additional $20k (annually).

Q: Please detail the proposed bonus structure.

Death & Co: Percentage based on company profitability for founders; based on in-store sales for employees. G&L Management across all businesses. 10% option pool will be used to incentivize long-term employees and advisory board.

Q: Please outline your hiring plan as well as plans to train and retain staff.

Death & Co: Each new opening will follow a similar format to our new recruitment and hiring protocol developed for Death & Co Denver's opening: create social media excitement through posts, create targeted Facebook ads, post on national food & beverage hiring platforms, and utilize an online web portal that all applicants use to apply for a position with the company. After initial analysis of the applicant pool, candidates are invited to participate in a one-on-one "Discovery" interview – a traditional discussion analyzing the applicant's technical skills, work history, and cultural fit. Following this, the candidate participates in an "Alignment" meeting: a group interview that gauges their cultural fit with the organization, social skills, and emotional intelligence. Finally, references are checked before an offer of employment is delivered to the candidate.

A comprehensive training program ranges from two to three weeks depending on the scale and complexity of the individual property. Staff retention is focused around a progressive culture of open communication, giving back to the local communities, ongoing education, upward mobility and cross training, and open book management. For Denver, we had 500 applicants for 70 positions.

Q: What has historically been the annual turnover rate (of headcount) for D&C?

Death & Co: Staff turnover is higher for bar-backs, hosts, door, and kitchen. We average 15 to 18 per year. Our management has traditionally remained for 3 to 5 years historically, servers for 1 to 3 years, and bartenders 2 to 5 years. We believe that our recent changes to the business, such as full healthcare coverage for all employees over 30 hrs per week, as well as the future full house bonus program, will significantly decrease our turn over.

Q: Please detail your current menu of food, beverage, and non-F&B products by location. Please provide a summary of the demand dynamics for said products (i.e. rotations, seasonal beverages, loss leaders, greatest revenue drivers etc.)

Death & Co: Demand for food is consistently low at Death & Co NYC but adds value to the guest experience and creates more opportunity for beverage sales – e.g. a six top may only order popcorn, but the small snack encourages the group to stay for an additional round of cocktails. Death & Co Denver will see much more robust food sales with the diverse service hours, ranging from morning and daytime offerings through dinner service. Death & Co Denver offers three different food menus at two different times of day: DC/AM (our daytime café), 7:30 am to 5:30 pm; Death & Co, 5:30 pm – 1:30 am; and The Garden from 4 pm on, depending on weather. Both areas will also serve brunch on weekends. All food and drink are costed with a target to fall below 21% beverage cost and 25% food cost. Death & Co NYC maintains a menu of 30 plus original cocktails, changing twice a year. Death & Co Denver is similar, with the addition of DC/AM, Suite 6A, and The Garden menus.

Q: Please outline your food, beverage and non-F&B product pipeline. How will this vary by market; do you have specific product plans for Denver and LA for example that differ from NY?

Death & Co: Our menus are unique to each location. All drinks for Denver were developed for that property and all food was developed by the Denver culinary team. Additionally, wine and beer lists are specific to each location, ensuring that each property is reflective of the community it resides within. Moving forward, all company culinary development will be led by our culinary director, a position we expect to be filled by Wes Hamilton, our current Denver Executive Chef. Beverage development is led by our beverage director, Tyson Buhler, currently on salary split between D&C NYC and D&C Denver.

Q: Please provide further insight into the beverage development and culinary development process for D&C. Are there any guiding principles across the company for these activities?

Death & Co: D&C cocktails are historically product driven (vs farmers market driven), but there is no hard and fast rule when conceptualizing cocktails at Death & Co. Through a regimented development process, the Death & Co style of drinks is maintained, but articulated through the creative voice of each team member. The bartenders will start with a wireframe – a breakdown of what type of drinks will be needed for the next menu – then they will draft their cocktail ideas on paper before putting anything in a glass. Once the on paper work shopping process is complete the bartenders will work on their drinks independently within an allocated budget. We then hold three rounds of tastings where each bartender presents their drinks to the other bartenders and the drink is further workshopped – they will try variations given feedback of their colleagues, including direction from the Beverage Director on the cost of goods and feasibility. Generally, if a cocktail idea needs more than three attempts or variations, then it's tabled until next tasting round. The creative interests of the individuals drive their drinks. Each bartender lends their own voice to the menu: historically, culinary-inspired cocktails came from a bartender with a culinary background; our tiki-style cocktails came from our resident tiki nut – but most bartenders create within a wide range of styles.

Our culinary development is led by Chef Wes Hamilton with his two sous chefs, Quincy Charrett and Katherine Caine. Similar to the bar team, they pull from a wide array of influences and styles. The development process is also similar: sketch ideas on paper of flavor, plating and cost before starting to use product, ensuring a cohesive menu of offerings. Death & Co culinary approach is not hard and fast "American" or "Italian" etc. If it is interesting, unique, creative, thoughtful, beautiful, and most importantly, delicious.

Q: Please detail the size of your business market opportunity.

Death & Co: Food and drink sales from bars and taverns in the US are approximately $20B annually. Annual sales in the global restaurant industry are approximately $800B. Though cocktail bar specific numbers are hard to come by, it's clear from press that the quality of the cocktail program has become one of the key benchmarks when deciding where to dine or drink out. Globally there are only a handful of recognized brands in the cocktail landscape, and only four US-based brands (five including Death & Co) that have started to expand. Similar to the popularization of Sushi in the 80's and brands like Nobu that rose to prominence through that time, the next ten to fifteen years will see small cocktail institutions become global hospitality groups.

Q: Please detail your competitive advantages.

Death & Co: Death & Co is one the most globally recognized cocktail brands, with one of the largest social following within the space. Death & Co has created more recognized "modern classic cocktails" than any other cocktail bar, with a team renowned for their creative output. Death & Co is also known as one of the best employers in the space, ensuring that D&C will continue to attract top global talent.

Q: Please detail your barriers to entry.

Death & Co:

Death & Co is difficult to imitate as it's not gimmick-based. There's no "hook," but rather, the brand is based on an unwavering commitment to quality. Training and maintaining a high level of execution is incredibly difficult which is why there are fewer top tier establishments of any F&B category (coffee shops, bars, restaurants). Our people and passion-first mentality is genuine and deeply rooted within all layers of the company. We are obsessive, deeply committed to quality, and therefore attract the same in the people that work with us.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Death & Co: Sydell Group has partnered with Broken Shaker at their Freehand Hotels and the Make it Nice team at the NoMad hotels. Their growth is anchored by the hotels but these two brands, Nomad and Broken Shaker, have been the first real examples of a cocktail-focused brand scaling (though NoMad is probably best known as a restaurant – the Nomad bar is a cornerstone of their brand). Death & Co's differentiating factors are its identity, style of service and independence – the D&C brand was not born out of a hotel nor is its growth tied to hotel growth. NYC bar, Employees Only has grown independently but until recently each new Employees Only was a carbon copy of the first. The West Hollywood location is the first differentiation skewing far more restaurant than the previous iterations. Employees Only is known for their party-like atmosphere and their clandestine entrance.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Death & Co: Cocktails are the defining anchor of Death & Co and as such, each location complies with all local licensing and regulation required of a bar or restaurant serving alcohol. All Death & Co locations will serve food, allowing each to get a restaurant type license which is typically far easier than a bar license (the specificity varies state to state). Funding sources for each new property must be made transparent to the state liquor authority and all major shareholders (typically over 10%) must be fingerprinted and on file. No one with a felony is allowed to hold a liquor license (in most states).

Q: What is the expected lead time between application and being granted a restaurant license and a bar license?

Death & Co: Each state is different but it is always sequenced into the opening so we are never delayed due to licensing. Typically, the process takes three months but can take slightly longer. We don't take spaces where a liquor license would not be granted.

Q: Please detail your marketing expense.

Death & Co: The sole marketing and promotional expenses the company invests in is Social Media, Public Relations, and photography to support both. Between the two locations, Death & Co pays $2500 monthly for social media, $3750 per month for PR (through openings, then it drops to $2500), and approximately $1750 for content capture. Death & Co has never paid for advertisement in any form outside of posting for new hires. We have found that D&C customers are lifetime fans, often first finding their way to the brand through the book or through our Instagram feed, buying retail products through our store and traveling to visit our establishments.

Q: Does G&L expect to see any economies of scale resulting from the opening of new locations? If so, please provide further info.

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Death & Co: The economies of scale will become more significant as we grow beyond three D&C branded stores. At such a scale, we are able to consolidate multiple roles into executive-level positions, including bookkeeping, accounting, public relations, beverage director, and culinary director.

We work with national liquor companies to get lower pricing based on the scale of our business. Similarly, national food vendors such as Sysco or Shamrock give us better pricing once we are on "national accounts." The G&L staffing structure allows for more top-tier talent to oversee nationally, ensuring that local stores are not top heavy with high priced management.

Q: Is there any chance new locations will cannibalize the existing business? What about the planned New York townhouse, for example?

Death & Co: No cities are contemplated for multiple locations except New York. We've found that demand in NYC increases year over year and we are unable to meet that demand at the original location, accommodating just 54 guests at a time. We believe if we offer a very differentiated type of Death & Co experience in a different area of New York City, as we would for a Death & Co Townhouse, then we would not risk cannibalizing the original. Analysis of the risks of cannibalization would be thoroughly vetted during location scouting.

Q: In the event a new location is unprofitable, how does the company plan to handle this? How long and how much $ would it take to unwind an unprofitable location?

Death & Co: Unprofitable bars and restaurants have a few options:

Understand the problem and then bring 360-degree solutions to address holistically (almost any problem in bars and restaurants can be solved through intelligent operations).

In dire circumstances, pivot. As an example, we opened a dive/neighborhood bar called 151 in NYC that lost money for a year. We bought our partners out and pivoted the bar into Nitecap, a bar concept that we're far more fluent in (ie a cocktail bar) and the place has been consistently profitable since.

Finally, as a last resort, sell. Selling a failing bar is always the last and final option and only exercised when there is no alternative. Key money, the money paid to assume the lease and gain the liquor license entitlements, is typically far below what was invested.

The focus in starting new projects is ensuring they are set up to succeed within the fixed costs areas –occupancy cost and the labor necessary to execute the level and style of service. The lease is by far the most important aspect as service style and even concept can change (if a pivot is required) and as such labor numbers can change, but lease rate will stay the same. The more expertise brought to the bar and restaurant world, the lower the odds of failure get.

Q: Please outline how the company is marketing and advertising in new locations. To what extent will previous NYC traction be used to help drive this?

Death & Co: The company will use local pop-ups and activations, book tours, national speaking engagements, national and international cocktail events coupled with the strong Public Relations and Social Media to continue to reinforce the company's standing and to preface entry into a market. Death & Co works with some of the most talented photographers and videographers to capture content on a consistent basis to ensure our social engagement and press assets grow. The press contacts made throughout the 12-year history of the bar will certainly help continue to grow the global spotlight on the brand.

Q: Please outline your long-term customer acquisition strategy.

Death & Co: Our long-term customer acquisition strategy is based in the measures outlined above, but in each area we focus on giving something back to the customer. We have defined the D&C voice to be an educational one, providing a window into cocktail culture void of any pretense, and transparency in our mission and business.

Q: Please provide a list of your key current distribution or retail partners, and describe (or provide contracts for) any arrangements/agreements you have with these partners.

Death & Co:

We have no distribution or retail partners. We currently sell our retail goods online. The Death & Co book is sold everywhere and is published by Ten Speed Press, an imprint of Penguin Randomhouse.

Q: Please provide further detail on the activities of Proprietors. How much of management's time is committed to driving revenue for this business vs. the remainder of G&L.

Death & Co: Proprietors takes up 100% of Devon Tarby's time, approximately 25% of Alex Day's time, and approximately 10% of David Kaplan's time. Marie D'Antonio is primarily an employee of ProprietorsLLC, though through that company she services Death & Co Denver, and as such it takes up 100% of her time.

Q: What do you view as your potential exit opportunities?

Death & Co: We see the potential for an exit between the 7 to 10-year mark to Private Equity, larger F&B groups, or larger hospitality companies.

Q: There seems to be some seasonality in revenues, particularly in Jan, Feb, Jun, and Jul. Please, could you confirm what you see as driving this? Which months do you typically expect to be your best months and why?

Death & Co: Post-holiday sales are slow across the board for all hospitality (and retail). January and February are typically the slowest months of the year, then things start to bounce back, then slow down again at the start and mid-summer as the weather is nicer and people are outside more (and we have no outdoor area in NYC). We expect to buck the summer trend slightly in Denver as we have a large outdoor F&B space.

Q: Please provide an account of how you've grown revenues year on year. What do you think drove this in 2015, 2016 and 2017.

Death & Co: The Death & Co book has had a lot to do with this. The book helped grow our social media following and created renewed press interest, both of which continue to snowball to create ever-increasing demand. We have also refocused on the business – hiring a more capable manager and promoting a great bartender to head bartender and working closely with both to refine all aspects of the business as we prepared to scale up. As a result, our service is better, our staff retention is up, average reviews are up, our costs are lower, and the business as a whole is much healthier.

Q: Please outline the COGS associated with retail revenues. How do you price retail units?

Death & Co: We charge 2x our cost for most retail items. We are currently working through a retail growth strategy – a marketing/sales plan, press plan, new product sequencing, as well as fulfillment options. We currently have designs for 25 new retail items but have yet to pull the trigger on them until we build out this growth strategy.

Q: Food COGS varied throughout the year, and peak in March and May. Why this variance?

Death & Co: The quantity of food sold is so much lower than beverage sales. Percentages are more susceptible to variance. In addition, March and May had an extra delivery day compared to the other months due to delivery scheduling.

Q: Beverage COGS were higher in May and June. Why was this the case?

Death & Co: June was preparing for the July wholesale liquor vendor shutdown, resulting in higher purchases. May was due to ordering for the new menu launch.

Q: Why did management decide to move deeper into the food business for the Denver location? This looks to lower the companies margin, for example.

Death & Co: The nature of the deal, in part being an amenity to the hotel, required a higher level of food service. Raising the level of food service also allows us to attract a higher level of talent in the culinary area, bringing the food offerings on par with our cocktails. Moving deeper into food will also allow us to significantly up our overall revenue. Long-term (after year 1), we believe we will be able to hit the same net % as NYC.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.8791
Pre-money valuation:	US $13,000,000
Option pool:	10.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

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Overview
Product & Service
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Term Sheet
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Financial Discussion
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Additional Term	Series A Preferred Unit holders will receive at liquidation, provided enough assets remain, an amount equal to the sum of (a) their aggregate capital contribution, plus (b) an amount equal to a return of 8% annually non-compounding on such aggregate capital contribution, plus (c) a pro-rata distribution of the remaining assets of the company after Common Unit holders receive back 100% of their aggregate capital contribution. This sum may be reduced ahead of liquidation by the amount of cumulative distributions to Series A Preferred Units, provided that such reductions do not reduce the amount on which the 8% annually non-compounding return is calculated.
Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Death & Co has set an overall target minimum of US $1,500,000 for the round, Death & Co must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Death & Co's Form C.
Regulation CF cap:	While Death & Co is offering up to US $3,000,000 worth of securities in its Series A, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

New Store Growth
New Hires
Build out Contingency
Debt Repayment
Legal

If Maximum Amount Is Raised

New Store Growth
New Hires
Debt Repayment
Build out Contingency
Legal

Investor Perks

1. First 50 investors to invest **$1,000 or more** will receive a custom Death & Co team t-shirt (as you're now part of the Death & Co family).

2. Investors of **$2,500 or more** will receive a signed copy of the Death & Co book + the Death & Co Custom T.

3. Investors of **$5,000 or more** will receive all the above, plus priority reservations at all Death & Co properties.

4. Investors of **$50,000 or more** will receive all the above, plus 10% off at all Death & Co properties

5. Investors of **$75,000 or more** will receive all the above, plus an invitation to participate in regular scheduled quarterly call with Gin & Luck + Death & Co senior management.

6. Investors of **$100,000 or more** will receive all the above, plus a private cocktail class for up to 20 guests.

7. Investors of **$200,000 or more** will receive all the above, plus a catered cocktail party for up to 50 guests at a location of their choosing.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial statements can be found in the Data Room. These financial statements include 1) the financials for Gin & Luck LLC, which have been reviewed by a CPA, 2) the financials for Death & Co Denver LLC, which have NOT been reviewed by a CPA, 3) the financials for Little Hands Play Café Inc., which have NOT been reviewed by a CPA, and 4) the financials for Proprietors, LLC, which have NOT been reviewed by a CPA.

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Operations

Gin & Luck LLC

Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand. The Company has not yet begun principal operations.

Death & Co East Village LLC

Little Hands Play Café, Inc. (dba Death & Co.) is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operates a critically acclaimed and award-winning bar in New York's East Village, that specializes in the formulation of original new era cocktails.

Prior to the Closing, Little Hands Play Café, Inc. will enter into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. will agree to transfer all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. will contribute all of its ownership in Death & Co East Village LLC to the Company in exchange for a certain amount of Common Units in the Company. Thereafter, Little Hands Play Café will solely function as a passive Member of Gin & Luck LLC.

During the two years ended December 31, 2017 and 2016, the entity earned revenues of $1,868,226 for the year ending 2017 and $1,677,144 for the year ending 2016. The entity has sustained net profit of $128,500 and $60,019 during the years ended December 31, 2017 and 2016, respectively.

During 2018, the entity executed a financing agreement for proceeds of $151,900. The agreement carries interest of 6% per annum and expires March 2019.

Death & Co Denver LLC

Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver-based bar modeled after the award-winning and acclaimed New York-based cocktail bar, Death & Co.

As of December 31, 2017, the entity has incurred losses from inception of $76,275. In May 2018, the bar operated by the Company opened and began service to the public. The entity generated $313,040.84 in revenue in that month.

During 2018, the entity entered into a short-term financing agreement for proceeds of $100,000. The agreement carries interest at 8.5% per annum and matures April 2019. Interest only payments begin June 2018, and principal payments begin September 2018.

The property is located at 1280 25th St in the heart of Denver's River North District. Death & Co Denver LLC has a ten-year exclusive license on all F&B spaces throughout The Ramble Hotel at $22 per sq ft for 5,151 sq ft. The entity also services The Garden and Vaux Hall, the events space, but pays no monthly rent on either. Death & Co Denver also pays percentage rent of 5% of gross sales and 18% of events in Vaux Hall.

Proprietors, LLC

Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in addition to management services provided to bars in the states of California, New York, and Wyoming.

During the two years ended December 31, 2017 and 2016, the entity earned revenues of $539,954 for the year ending 2017 and $367,423 for the year ending 2016. The entity has sustained net income of $58,632 and net loss of $(66,060) during the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity. Death & Co Denver LLC has approximately $115,687 in cash on hand as of June 29, 2018; Little Hands Play Café, Inc has approximately 21,347 as of June 29, 2018. The cash on hand will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

Other than to build out a "Death & Co" location to be operated by Death & Co Los Angeles, LLC, the Company does not intend to make any material capital expenditures in the near future.

Market Landscape



Bars, tavern and nightclubs revenue in the U.S.

Alcohol sales, from restaurants, bars, and nightclubs, is a growing business. Sales in the drinking place sector in the US have steadily grown since the mid-1990's reaching 25.74 billion in 2017. Spirits sales continue to grow quickly fueled by the seeming omnipresence of cocktail culture. Spirits sales were up 2.6% in 2016, in line with the five-year average and more than double wine sales 2016 growth.

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Consumers continue to opt for craft, premium and experiential when deciding where to spend their dining and drinking dollars. The culinary revolution of the 70's and 80's brought a great awareness about providence of product and created an educated consumer, so too did the cocktail revolution of the early 2000's. The Death & Co target market is made up of this new educated genre of drinkers and diners, who follow national and local food blogs, base travel decisions around where to eat and where to drink, and who follow their favorite bars and restaurants on social media.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in Gin & Luck's independent accountant's review report. The Company has not yet begun principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to acquire the various targeted entities and generate positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We are subject to governmental regulations. Federal, state and local laws and regulations govern the distribution of spirits, including permitting, licensing, trade practices, advertising and marketing, distributor relationships and various other matters. Our bars are subject to alcohol beverage control regulations that require us to apply to a bar authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our bars, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations. We compete in the highly competitive hospitality industry. Our business faces competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars locally and worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may grow more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Business Concentration. Because our main business operations are concentrated a few geographic areas, we are susceptible to economic and other trends and developments, including adverse economic conditions, in these areas. Our financial performance is mainly dependent on our Death & Co bar located in New York. As a result, adverse economic conditions in New York could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for eating and drinking establishments change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company's products and services. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company's success depends on the experience and skill of the founders and key team members. In particular, the Company is dependent on David Kaplan, Alex Day, and Ravi Derossi. The Company has not yet signed any employment contracts with its founders and team members, and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our founders or any key members of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with related persons. See page 21 of the Form C for additional details.

Risks Related to the Securities

The Series A Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Units. Because the Series A Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Units may also adversely affect the price that you might be able to obtain for the Series A Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred Units may be subject to dilution. Non-Major Purchasers (as defined below) of preferred Units do not have preemptive rights. If the Company conducts subsequent offerings of preferred Units or Securities convertible into preferred Units, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other Units issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

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The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred units.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (26 files)	Folder
Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

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What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Death & Co

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Death & Co. Once Death & Co accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Death & Co in exchange for your securities. At that point, you will be a proud owner in Death & Co.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Death & Co has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Death & Co does not plan to list these securities on a national exchange or another secondary market. At some point Death & Co may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Death & Co either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Death & Co's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Death & Co's Form C. The Form C includes important details about Death & Co's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



DEATH & CO

COMPANY OFFERING



THIS IS NOT AN OFFER TO SELL SECURITIES

This presentation contains offering materials prepared solely by Gin & Luck LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OVERVIEW

- Offering investment in the consolidated Death & Co company, comprising of two existing hospitality properties: one in New York City, one in Denver, with a third in Los Angeles currently under development.

- Comprises the existing properties as well as all future bars under the Death & Co brand banner (both ownership and management arrangements) as well as Death & Co's consulting and management company, ProprietorsLLC.

- The Death & Co offering, with it's recognized best-in-class brand, aims to generate consistently growing distributions year over year with an eventual sale.

- The Death & Co companies, along with ProprietorsLLC, will all be owned by Gin & Luck LLC, the new holding co for all current operations and future growth.



DEATH & CO IN BRIEF

- Leveraging globally recognized brand to negotiate below market rates and preferable management agreements with developers and landlords.
- Portfolio diversification to optimally balance risk and return.
- Company structure enables rapid decision-making, ensuring that Gin & Luck LLC can seize upon timely opportunities.
- Growing the existing brand to reach a greater level of national and global press, aiming for faster-than-typical business ramp-up at each property opening.
- Building Death & Co into a strong multi-unit food & beverage group.
- Death & Co locations are differentiated, in both design and scope, allowing the brand to grow while maintaining each locations' unique draw.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



BRAND, MISSION, PURPOSE & CORE VALUES

The Death & Co brand's goal is to become synonymous with creative, perfectly crafted cocktails and impeccable hospitality. Our bars and restaurants are environments of refuge, establishments defined by refined service and excellent product — built for the express purpose of allowing guests to take a moment and connect with one another. This is at the core of our service, aesthetic, and offerings, and it is a focus that will maintain for the life of the brand.

PURPOSE

To inspire greater human connectivity

MISSION

To create exceptional guest experiences, anchored by our passion for hospitality, food and beverage in an environment that is welcoming and driven by a deep knowledge of our product.

CORE VALUES

Learning
We are committed to constant learning and growth.

Communication
We are open, communicative and responsive.

Creativity
We excercise and celebrate creativity, both personally and professionally.

Problem Solving
We think on our toes but know when to call on others for support.

Community
We work to enrich this community, starting with our co-workers, our guests and our neighborhood.

Ownership
We take responsibility and ownership of my position and trust others to make the best decisions possible.

Thoughtfulness
We execute with thoughtfulness, precision and care.

Passion
We are passionate about hospitality and our contribution to the guests' experience.

  

DEATH & CO: MANAGING PARTNERS

DAVID KAPLAN
CHIEF EXECUTIVE OFFICER

David has worked in the hospitality business since the age of 13, starting as a soda jerk in Jackson Hole's oldest soda fountain. He has held just about every position in bars and restaurants, with the notable exception of barback or bartender. In 2006, he opened Death & Company with Ravi DeRossi. Shortly after opening Death & Co, David formed Proprietors LLC with Alex Day and Devon Tarby. ProprietorsLLC has consulted on flavor profiles for new spirits, art directed spirit and product launches, created cocktail portfolios for new brands, and opened bars and restaurants all over the country and abroad. Death & Co: Modern Classic Cocktails, written by David, Alex Day and Nick Fauchald, was published on October 7th 2015, which quickly gained notoriety, earning the reputation as one of the best-selling cocktail books of all time.

David focuses on various aspects of Death & Co's businesses including company profitability, new site acquisition, concept, design, public relations, marketing, legal, financial, culture and future planning. When not on the road, he lives in Jackson Hole with his wife Jenna and their dog Stella.

ALEX DAY
CHIEF OPERATING OFFICER

Originally a bartender in Death & Co's early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan, including the global hospitality consulting company, ProprietorsLLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality.

Alex focuses primarily on Death & Co operations, planning and logistics, process improvement, design, beverage programming and training. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of Death & Co: Modern Classic Cocktails and the forthcoming Cocktail Codex: Origins, Fundamentals, Formulas. Alex lives in Los Angeles with his husband, Andrew.

RAVI DEROSSI
CHIEF ADMINISTRATIVE OFFICER

Ravi began his career traveling around the world as an artist and painter before returning to his native New York City. At age 30, his entrepreneurial journey began, creating a mini-empire of world renowned cocktail lounges. Ravi's bars and restaurants have been featured in countless local, national, and international publications, receiving acclaim for their impact on cocktail culture, while two of his establishments have published notable cocktail books. Ravi has also been named one of Wine Enthusiast's Tastemakers of the year.

Having achieved notoriety and success in the cocktail world, Ravi has since shifted his focus to food. His innovation in plant-based restaurants has received attention by the New York Times, Forbes, Zagat and The New Yorker. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and his company's shift to plant-based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Ravi focuses on the company's culinary development, compliance, national coordination, and office coordination. Ravi lives in New York City.

DEATH & CO
NYC

DEATH & CO NYC: OVERVIEW

Opened on New Year's Eve 2006/2007, the flagship Death & Co has been operating for nearly twelve years. First invisioned as a casual neighborhood destination for quality cocktails, great wine, and smallplates, the bar has evolved into one of the most well-regarded and popular cocktail destinations on the planet. Lines regularly form prior to the bar's opening each day. The bar's "first come, first served" policy has ensured a democratic approach to nightlife, a policy often replicated by our competitors.

With a capacity of 54 seats, the largely candlelit space is englufing, intimate, and immersive — an environment that matches perfectly with friendly, knowledgable service and excellent offerings. Despite the small space, Death & Co NYC has seen consistent financial growth through our team's continued operational efficiencies.

DEATH & CO NYC: LOCATION & LEASE TERMS

Death & Co NYC is located at 433 East 6th Street in Manhattan's vibrant East Village. Located on a side street just off of Tompkins Park.

Death & Co is currently seeking an additional extension to add to our current five year extension that ends in 2022. The current annual rent is $72,000 and rises by $3,000 per year. The company has a long, positive relationship with the landlord and has consistently been granted extensions at reasonable rates



THE DEATH & CO BOOK

THE BOOK

In the Fall of 2014, *Death & Co: Modern Classic Cocktails* was released. The book proposal sold for a phenomenal six figure advance, further highlighting the cultural significance of the brand. The international media push for the Death & Co Book has created significant value for new Death & Co locations. In a greater demonstration of the importance of the Death & Co team, the book's advance was shared with past and current staff. Their creative energy is, of course, at the foundation of the bar's success and will continue to be.

The book has been lauded as "the new cocktail bible" and "one of the best cocktail books of all time" by press, currently positioned as the number one best-selling book in Cocktails and Spirits.

The Death & Co book was nominated for an IACP Global Design Award, a James Beard Award and a Spirited Award for best new Cocktail Book.

AUTHORS

Our team's first book, *Death & Co.: Modern Classic Cocktails*, ranks as one of the top-selling books on Amazon in the Cocktails & Mixed Drinks category, and is widely considered a seminal publication on cocktails and hospitality. While the book is largely about the cocktails and story of the NYC bar, it has become a training manual amongst bartenders all over the world.

A second book will be released in October, 2018, entitled *Cocktail Codex: Fundamentals, Formulas, Evolutions*, a 341 large-format book exploring not just the art of crafting beautiful cocktails, but also how to teach enthusiasts the method and wisdom to create their own cocktails. Just like *Death & Co, Cocktail Codex* will coincide with a lengthy promotional book tour throughout the United States.





DEATH & CO DENVER

DEATH & CO DENVER: OVERVIEW

Opened in May of 2018, Death & Co Denver is located within the new boutique Ramble Hotel. Positioned in the thriving River North (or "RiNo") neighborhood, Death & Co Denver is a part of a growing collection of bars, restaurants, breweries and distilleries – a true destination in Denver with a broad demographic of guests.

Within The Ramble Hotel, Death & Co operates multiple venues: the marque Death & Co bar located in the hotel's lobby; a daytime coffee bar and cafe, called DC/AM; an outdoor Garden bar and restaurant located on the hotel's mezzanine level; an events center; and finally, a 30 person intimate cocktail lounge known as Suite 6a (opening September, 2018). These combined operations represent both a new step in Death & Co's operational abilities, as well as a demostration of the various identities through with the Death & Co brand can be expressed.

DEATH & CO DENVER: FLOORPLANS



CAFE

THE GARDEN

SUITE 6A

MAIN BAR

DEATH & CO DENVER: LOCATION & LEASE TERMS

The property is located at 1280 25th St in the heart of Denver's River North District. Death & Co Denver LLC has a ten year exclusive license on all F&B spaces throughout The Ramble Hotel at $22 per sq ft for 5,151 sq ft. The company also services The Garden and Vaux Hall, the events space, but pays no monthly rent on either. Death & Co Denver also pays percentage rent of 5% of gross sales and 18% of events in Vaux Hall.



1280

MILESTONES TO DATE

- Net revenue at New York City location was $1,868,226* in 2017, grew 71% from 2008.

- The New York City location grew its operating margin from 17.36% in 2016 to 22.16%* in 2017.

- Newly opened Denver location hit target revenue of $313,000* in May, the first month of operation, on track to generate $4,500,000 in the first year of business.

- Proprietors LLC, the company's consulting arm, billed $539,000* in consulting revenue in 2017 with three employees and opportunity to scale.

- Press attention grew from 480 million in 2017 to 660 million already in 2018, demonstrating a growing and long-term appetite for the Death & Co brand.

- *Death & Co: Modern Classic Cocktails*, published October of 2014, has be-come one of the best-selling cocktail books of all time with 120,000 books shipped to date. A second book, *Cocktail Codex: Fundamentals, Formulas, Evolutions*, will be released on October 30, 2018

- Death & Co is one of the most** followed cocktail bars in the world on Instagram with 156k followers and steadily growing.

*The financial statements have not been reviewed by an independent CPA.
**This statement represents the founders' opinion after reviewing the Instagram accounts of the top 100 bars in the world.





MARKET OPPORTUNITY

BEVERAGE FOCUSED HOSPITALITY SECTOR

HIGH PROFIT MARGIN **20+%**

COST OF GOODS SOLD <21% OF SALES

COST OF LABOR <25% OF SALES

FRAGMENTED COMPETITION
Multi unit operators such as D&C can leverage cost of goods on a national level, ensuring the lowest purchase prices possible

CULTURE & HOSPITALITY
Developers now want cocktail driven establishments to fill out their curated properties. Nightlife is important but few landlords want a club or dive bar, they want something elevated that will garner press, other tenants, and guest traffic.



INVESTMENT PIPELINE: SAMPLE CITIES TARGETED BY G&L

Site selection is focused on key cities and emerging market opportunities with favorable cost of labor. When major markets are researched, the Company will seek out emerging neighbor-hoods to get the best possible rent and ensure the Death & Co becomes an anchor point for the area. In certain markets, management deals will be considered or actively pursued where rent is prohibitve, or to accelerate brand growth.

IN DEVELOPMENT
(TARGET Q1 2019 OPENING)

LOS ANGELES

FUTURE EXPANSION

CHARLESTON | **CHICAGO** | **SEATTLE** | **D.C.** | **NASHVILLE** | **ATLANTA**

These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



TARGET CUSTOMER

- The Death & Co customer-base resides primarily in dense urban markets with thriving food and beverage scenes.

- They travel extensively, have a mid- to high-level of disposable income, and seek out new experiences regularly.

- The company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, D&C's demographics have often skewed into the sixties and seventies.

- Instagram analytics inform that the bulk of followers of the Death & Co handle are currently from New York, London, Los Angeles, Chicago and Toronto.

- Approximately 60% of followers are male, however in-store customer demographics skew differently with approximately 55% female guests.

THE BUSINESS MODEL

- Death & Co Ownership Properties: Leased spaces in major markets. Built out, opened and operated by Death & Co.

- Death & Co Management Deals*: D&C receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income.

- Death & Co + The Ramble: D&C has aligned with the ownership of The Ramble Hotel** to grow both brands in tandem, working with developers to build and deliver hotels with food and beverage spaces to our specifications that we would then manage.

- Death & Co Licensing Deals: Licensing deals for brand usage across various cocktail related verticals.

- Death & Co Retail Sales: D&C-branded merchandise.

- ProprietorsLLC Consulting: ProprietorsLLC is a low-overhead consulting and services company specializing in the cocktail space.

- ProprietorsLLC Management: ProprietorsLLC creates new food and beverage concepts for clients for an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income.

*D&C does not currently have a signed management deal agreement
**D&C has signed a non-binding term sheet with The Ramble Hotel. The above statement does not represent guarantees of future results, levels of activity, performance, or achievements.



USE OF CAPITAL: OVERVIEW

- New Store Growth: The bulk of funds will be put to work building Death & Co Los Angeles. If the maximum raise is achieved, build-out of the next Death & Co will also be funded (currently targeting Chicago).

- Build-Out Contingency: Approximately 10% of the build budget as an additional contingency, thereby ensuring adequate funds for unforseen new store variables.

- New Hires: The company will hire a full-time Controller, Bookkeeper, Director of Development and a Senior Trainer & Development Manager.

- Debt Repayment: Repayment of loans necessary to open Death & Co Denver.

- Legal Fees: Ongoing legal counsel for company operations and growth.

USE OF CAPITAL: MINIMUM AMOUNT RAISED



DEBT REPAYMENT - 28%

BUILD OUT CONTINGENCY - 7%

NEW HIRES - 17%

LEGAL FEES - 3%

NEW STORE GROWTH - 45%

USE OF CAPITAL: MAXIMUM AMOUNT RAISED



NEW HIRES - 12%

DEBT REPAYMENT - 17%

BUILD OUT CONTINGENCY - 10%

LEGAL FEES - 2%

NEW STORE GROWTH - 59%



DEATH & CO
L.A.

DEATH & CO LOS ANGELES: OVERVIEW

Home to some of the globe's progressive bars, Los Angeles has gained momentum in the global cocktail and culinary community over the last three years. With this in mind, the partners have secured an ideal location for a West Coast outpost of D&C. Death & Co LA will be a unique sub-level bar and lounge accommodating up to one hundred guests.

The space will be comprised of a main bar and a small, auxiliary bar room – perfect for private events and an elevated style of service. Unlike Death & Co NYC, the main bar will allow for some standing room. Death & Co LA will serve a similar food menu as the flagship NYC location, and will operate from 6:00pm to 2:00am, seven nights a week.

DEATH & CO LOS ANGELES: DRAFT FLOORPLAN



ENTRANCE

MAIN BAR

SECOND BAR

KITCHEN + STORAGE

DEATH & CO LOS ANGELES: LOCATION & LEASE TERMS

We have secured a ten year lease at 810 East 3rd St in The Arts District Downtown Los Angeles, with approximately 3,000 sq ft of sub level space at $3 per sq ft plus triple net expenses. Rent will commence four months after possession of the space, and will increase 3% per year.

The landlord will provide a tenant improvement allowance of $20 per sq ft, as well as a new HVAC system.

COMPETITIVE LANDSCAPE


Broken Shaker
MIAMI
NoMad
NEW YORK
Aviary
NYC
Death & Co
GROWTH IN PARTNERSHIP
WITH HOTEL DEVELOPER
SELF-PROPELLED
GROWTH

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, perfor-mance, or achievements.

COMPETITIVE SET

THE NOMAD: A highly acclaimed restaurant with an ambitious, award-winning bar program, the NoMad is rapdily expanding NYC brand created by the Make it Nice team, best known for the fine-dining destination Eleven Madison Park in New York, in partnership with the Sydell Group. The tean currently operates properties in Los Angeles and NYC in beautiful historic buildings. Upcoming openings include Las Vegas and London.

BROKEN SHAKER: Originating at The Freehand Hotel in Miami, the Broken Shaker has expanded to Chicago, NYC and Los Angeles as the Freehand Hotel brand has grown, another partnership with the Sydell Group developers. The Broken Shaker is tropical leaning in it's aesthetic and typically occupies the rooftop or pool area of the Freehand properties.

PDT: PDT, or Please Don't Tell, opened in New York's East Village shortly after Death & Co. The bar is from the notable barman Jim Meehan and is accessed through a phone booth inside a hot dog stand. The bar just opened it's second outpost inside of the Landmark Mandarin Oriental, Hong Kong.

EMPLOYEES ONLY: Employees Only opened in the West Village of Manhattan in 2004, best known for their fun and lively atmosphere with a reputation for serving accessible and inventive cocktails. Employees Only has since expanded to Miami, Singapore, Hong Kong and LA with Austin and other cities on the horizon. Employees Only is one of the only other bars in the cocktail space expanding without hotel affiliation.

THE AVIARY: The Aviary, owned by visionary chef Grant Achatz, started in Chicago as a cocktail-focused follow-up to the chef's much acclaimed Alinea restaurant. The Aviary focuses on progressive techniques, custom service pieces, and a fine dining chef-like approach to creating innovative cocktails. The Aviary just opened their second location in The Mandarin Oriental New York with plans to expand to other locations with the hotel group, globally.



PROPRIETORS
LLC

PROPRIETORS LLC: COMPANY OVERVIEW

- Proprietors LLC is a services-based consulting and management company, capitalizing on the broad skillsets of the team in all areas of hospitality operations and design.

- Proprietors LLC's revenue is generated through consulting, management agreements, and brand activation & education.

- Consulting: The company consults for the hospitality industry in multiple ways, including venue planning (logistics, operational programming, infrastructure design), offerings development, staff training, and opening planning & oversight.

- Management Agreements: Proprietors LLC enters into management agreements for managerial oversight, unique concept development and ongoing operations for properties outside the Death & Co brand.

- Brand Activation & Education: The company is regularly contracted by liquor companies for various services, including cocktail development, brand ambassador oversight, product development, and marketing.

- Notable Clients include Hilton Hotels, Arclight Theaters, Pacific Theaters, Bacardi USA, Pernod Ricard, Back Bar Brands, Wyoming Whiskey, NeueHouse, Lettuce Entertain You, Breville, and various restaurants and bars.




THANK YOU

APPENDIX

OPERATIONAL STRUCTURE



GIN & LUCK

MANAGING PARTNERS
- P.R. & SOCIAL MEDIA
- DIRECTOR OF ACCOUNTING
- DIRECTOR OF HR & COMPLIANCE

EXECUTIVE TEAM
- OPERATIONS DIRECTOR
- BEVERAGE DIRECTOR
- CULINARY DIRECTOR

D&C LOCATION

GENERAL MANAGER
- ASST GM
  - SERVICE STAFF
- BAR MANAGER
  - BAR STAFF
- CHEF
  - KITCHEN STAFF
- SPECIALIZED MANAGEMENT POSITIONS
  (Events, etc)

BUILDING FOR SUSTAINABLE GROWTH

With the expansion of Death & Co into multiple markets, operational economy of scale can be maximized. The overall organization will be overseen by the Managing Partners with the support of a strong administrative infrastructure. Gin & Luck will oversee all aspects of operational administration (payroll, tax management, bookkeeping, human resources), and manage executive positions within the organization.

As the company grows we will create director-level positions that will divide oversight responsibilities for all Death & Co operations: an Operations Director to oversee General Managers and service; a Beverage Director to oversee all beverage offerings; Director of HR and Compliance, Director of Accounting to oversee all accounts payable as well as payroll and P&L's; and a Culinary Director to consolidate executive kitchen duties to one position over the entire organization. The salaries for these positions will be shared amongst the properties, thereby consolidating costs and providing a robust support structure for all businesses' success.

As the company grows, the Gin & Luck admin staff will grow with it, allowing more and more to be brought in house. Eventually, Public Relations, Social Media, and Graphic Design will be in-house, as well as positions focused on marketing / trade activation, education and culture. The more robust support of these positions will ensure Death & Co is not just progressive, but innovative.

Within each physical Death & Co location, the operation will be lead by a General Manager. This position oversees all employees, including other managers: bar manager (bar team oversight, quality control, product ordering), assistant general manager when neccesary (service and events), and localized chef.

COMPANY PROJECTIONS

Projected Annual Profits	2018 Oct 1 - Dec 31	2019	2020	2021	2022	2023	2024	2025	2026	2027
Death & Co East Village	$ 94,161.84	$ 385,707.90	$ 394,721.62	$ 493,978.67	$ 412,439.78	$ 421,042.22	$ 429,391.72	$ 437,414.66	$ 450,537.10	$ 464,053.21
Death & Co Denver	$ 136,634.96	$ 696,894.65	$ 720,938.53	$ 745,766.82	$ 771,404.32	$ 797,876.60	$ 825,210.04	$ 853,431.82	$ 882,569.96	$ 912,653.35
Death & Co Retail	$ 12,500.00	$ 18,750.00	$ 23,437.50	$ 29,296.88	$ 36,621.09	$ 45,776.37	$ 57,220.46	$ 71,525.57	$ 89,406.97	$ 111,758.71
ProprietorsLLC	$ 112,098.84	$ 506,302.52	$ 571,498.01	$ 644,921.31	$ 727,637.74	$ 820,855.82	$ 925,947.15	$ 1,044,469.07	$ 1,075,803.14	$ 1,108,077.23
Project 1 - Los Angeles		$ 292,232.08	$ 365,137.80	$ 386,535.49	$ 395,595.76	$ 413,627.71	$ 422,516.96	$ 431,255.05	$ 439,781.58	$ 448,026.33
Project 2 - Chicago			$ 502,820.96	$ 521,298.75	$ 536,501.28	$ 566,908.55	$ 581,979.27	$ 596,853.43	$ 611,433.65	$ 667,881.76
Project 3 - London - Licensee			$ 105,250.00	$ 108,407.50	$ 111,659.73	$ 128,114.28	$ 131,957.70	$ 135,916.44	$ 139,993.93	$ 144,193.75
Project 5 - Kansas City (Ramble + D&C)				$ 721,000.00	$ 742,630.00	$ 764,908.90	$ 787,856.17	$ 3,800,000.00	$ 551,499.32	$ 568,044.30
Project 4 - NYC Townhouse				$ 566,636.18	$ 595,499.02	$ 666,296.21	$ 684,683.37	$ 703,009.21	$ 721,175.47	$ 739,066.35
Project 6 - Atlanta				$ 312,245.47	$ 328,220.83	$ 365,196.95	$ 373,588.55	$ 381,900.56	$ 390,084.84	$ 398,085.18
Project 7 - Seattle (Management Deal)					$ 194,156.64	$ 220,413.84	$ 227,168.97	$ 234,060.96	$ 241,084.43	$ 248,232.45
Project 8 - Indianapolis (Ramble + D&C)					$ 600,000.00	$ 618,000.00	$ 2,600,000.00	$ 432,600.00	$ 445,578.00	$ 458,945.34
Project 9 - Nashville					$ 371,511.47	$ 388,734.82	$ 401,662.26	$ 411,256.49	$ 420,830.99	$ 430,343.36
Project 10 - Toronto (Ramble + D&C)						$ 618,000.00	$ 636,540.00	$ 655,636.20	$ 3,600,000.00	$ 458,945.34
Project 11 - Charlotte						$ 407,142.87	$ 420,957.56	$ 431,517.42	$ 442,146.04	$ 452,812.65
Project 12 - Las Vegas (Management Deal)						$ 364,203.00	$ 373,500.69	$ 386,482.77	$ 399,095.06	$ 412,006.29
Project 13 - Boston (Ramble + D&C)							$ 690,786.00	$ 741,291.16	$ 761,547.19	$ 3,000,000.00
Project 14 - Detroit							$ 455,775.56	$ 476,476.83	$ 493,064.53	$ 506,515.25
Project 15 - Dallas							$ 555,281.96	$ 578,678.42	$ 598,003.67	$ 614,230.04
Project 16 - New Orleans								$ 460,910.99	$ 481,716.32	$ 498,408.71
Project 17 - Philadelphia								$ 546,338.82	$ 569,606.98	$ 588,831.09
Project 18 - Twin Cities									$ 436,161.54	$ 456,154.39
Total Profits	$ 355,395.64	$ 1,899,887.15	$ 2,683,804.42	$ 4,530,087.07	$ 5,823,877.67	$ 7,607,098.14	$ 11,582,024.40	$ 13,811,025.85	$ 14,241,120.70	$ 13,687,265.07
Reinvested (held for new builds)		$ 142,491.54	$ 201,285.33	$ 339,756.53	$ 436,790.82	$ 570,532.36	$ 868,651.83	$ 1,035,826.94	$ 1,068,084.05	$ 1,026,544.88
G&L Salaries	$ 196,125.00	$ 1,228,850.00	$ 1,668,557.00	$ 1,751,984.85	$ 1,839,584.09	$ 1,931,563.30	$ 2,028,141.46	$ 2,129,548.54	$ 2,236,025.96	$ 2,347,827.26
Distributed	$ 159,270.64	$ 528,545.62	$ 813,962.09	$ 2,438,345.69	$ 3,547,502.75	$ 5,105,002.49	$ 8,685,231.11	$ 10,645,650.37	$ 10,937,010.69	$ 10,312,892.93

Ten Year Total	Sale at 4x Net	Total after Sale
$ 76,221,586.12	$ 45,795,249.06	
$ 5,689,964.29		
$ 17,358,207.46		
$ 53,173,414.37	$ 54,749,060.28	
$ 5,500,683.37	$ 5,663,680.79	$ 11,164,364.16
$ 183,354.28	$ 188,789.34	$ 372,143.62
367%	378%	744%

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Script

Hi I'm David Kaplan, founder of Death & Company along with Ravi Derossi and Alex Day

Death and Company is an award-winning cocktail institution in Manhattan's East Village.

We also wrote Death & Co Modern Classic Cocktails, a best-selling cocktail book.

We've recently expanded the brand to Denver's River North District, an incredible, multifaceted food and beverage destination.

I started Death & Co as a fan. A fan of what a perfect cocktail can do and that transcendent moment that brings everything into focus, front and center.

But there wasn't really anything out there that had all these elements I was looking for under one roof.

So when we built Death & Co we built it as a place to feel timeless, we built it as a place to put the bartender front and center and allow them to celebrate their craft, and get the recognition for the product they were putting across the bar.

And that decision changed so many things. It allowed us to get talent that was putting phenomenal energy into what they were doing, and created something truly best in class.

Our competitive edge isn't just one thing. It's about constantly looking to be a better and more progressive employer. It's about our tone and voice within social media and what we're giving to our customers. It's about the customer experience in our bars and how people take that brand experience into their homes, which is what we looked to do with the Death & Co book.

This has translated into success within different parts of our companies in various ways.

- To date we've shipped over 120K copies of the Death & Co book all around the world

- Death & Co East Village has seen consistent growth in revenue, most recently up from 1.67M in 2016 to 1.86M in 2017

- New opened Death & Co Denver did over 300k in the first month and is on track to do 4.5 million in sales over the course of the first full year

- Our social media presence has grown to become one of the largest and most significant within the bar space.

- Our company's consulting arm, ProprietorsLLC, billed over a half million dollars in 2017 with three employees, notable clients such as Hilton, Arclight Cinemas, Pernod Ricard and Bacardi, and ever growing demand.

- We've grown our media impressions by leaps and bounds with 476M impressions in 2017 and we're already at 740M for the year as of June 15th, on track to surpass 1B by the end of the year

We're very much looking forward to the next steps as a brand. We invite you to come along and be part of the journey, and become part of the Death & Co family.

Cheers.